(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2015

 (Unaudited - Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2015 were prepared by management and have not been audited by the Company’s auditors.

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in US dollars)

	Note	March 31, 2015	December 31, 2014
Assets
Current assets:
Cash		$1,007,290	$1,482,469
Restricted cash		27,494	27,991
Amounts due from exploration partners		24,960	25,273
Taxes		3,630	4,239
Current portion of amount due from Freeport- McMoRan Mineral Properties Inc.	6 (f)	1,939,069	1,984,654
Prepaid and deposits		43,768	37,926
		3,046,211	3,562,552
Non-current assets:
Marketable securities	4
Amount due from Freeport-McMoRan Mineral Properties Inc	6 (f)	1,409,562	1,850,650
Equipment	5	60,631	65,923
Mineral properties	6	32,748,757	32,296,322
Reclamation bonds		62,751	61,701
		34,281,701	34,274,596
Total Assets		$37,327,912	$37,837,148

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$145,363	$325,307
Due to related parties	12 (a)	-	2,839
		145,363	328,146
Non-current liabilities
Promissory notes payable	7	425,946	389,215
Derivative liability – warrants	8	972,244	1,292,652
		1,398,190	1,681,867
Total Liabilities		1,543,553	2,010,013

Shareholders' Equity
Share capital	9	100,050,761	100,050,761
Share-based payment reserve	10	17,011,818	17,002,243
Deficit		(81,278,220)	(81,225,869)
		35,784,359	35,827,135
Total Liabilities and Shareholders' Equity		$37,327,912	$37,837,148

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the
Board of Directors:

“Steven Dischler” (signed)	“Terry Eyton” (signed)
Steven Dischler	Terry Eyton

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in US dollars)

	Note	Three months ended March 31,
		2015	2014
General administrative expenses
Administration and general office		$51,408	$81,172
Consulting		41,112	26,156
Depreciation	5	4,952	8,920
Strategy and communications		11,549	3,624
Personnel costs		165,603	213,156
Professional fees		40,007	82,027
Share-based payments	10 (a)	9,575	6,528
Transfer agent and regulatory fees		15,886	65,380
Travel and promotion		12,682	15,254
		(352,774)	(502,217)

Exploration partner administration income		-	4,065
Fair value gain on derivative liability	8	267,560	183,094
Foreign exchange gain (loss)		53,430	(2,117)
General exploration costs		(4,129)	(82,742)
Impairment of marketable securities	4	-	(575)
Gain on disposal of equipment		-	6,972
Interest expense and other		(16,438)	(9,368)
loss for the period		(52,351)	(402,888)
Loss per share - basic and diluted		$0.00	$(0.00)
Weighted average number of common shares outstanding		193,479,416	193,479,416

See accompanying notes to condensed consolidated interim financial statements.

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in US dollars)

	Three months Ended March 31,
	2015	2014
Operating activities
Loss for the period	$(52,351)	$(402,888)
Items not involving cash:
Depreciation	4,952	8,920
Fair value gain on derivative liability	(267,560)	(183,094)
Loan interest expense accrued	46,305	14,090
Loan interest income accrued	(26,161)
Share-based payments	9,575	6,528
Unrealized loss (gain) on foreign exchange	(73,730)	12,189
Gain on disposal of equipment	-	(6,972)
	(358,970)	(551,227)
Changes in non-cash working capital
Taxes and other receivables	260	1,842
Prepaid and deposits	(6,783)	10,362
Accounts payable and accrued liabilities	(171,935)	17,189
Due to related parties	(2,656)	-
Cash used in operating activities	(540,084)	(521,834)
Investing activities
Expenditures on mineral properties	(426,921)	(334,795)
Due from exploration partners	(1,837)	39,066
Proceeds from disposal of equipment		35,650
Reclamation bonds	(6,337)
Proceeds from sale of mineral property	500,000	430,750
Cash provided by (used in) investing activities	64,905	170,671
Increase (decrease) in cash during the period	(475,179)	(351,163)
Cash, beginning of period	1,482,469	770,409
Cash, end of the period	$1,007,290	$419,246

See accompanying notes to condensed consolidated interim financial statements.

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in US dollars)

				Accumulated
	Common Shares		Share-based	Other
			payment	Comprehensive
	Shares	Amount	reserve	Loss	Deficit	Total
Balance, December 31, 2013	193,479,416	100,050,761	16,782,050	-	(79,085,286)	37,747,525

Share-based payments			6,528			6,528

Net loss for the year					(402,888)	(402,888)

Balance, March 31, 2014	193,479,416	100,050,761	16,788,578	-	(79,488,174)	$37,351,165

Share-based payments			213,665			213,665

Net loss for the year					(1,737,695)	(1,737,695)

Balance, December 31, 2014	193,479,416	100,050,761	17,002,243	-	(81,225,869)	$35,827,135

Share-based payments			9,575			9,575

Net loss for the year					(52,351)	(52,351)

Balance, March 31, 2015	193,479,416	$100,050,761	$17,011,818	$-	$(81,278,220)	$35,784,359

See accompanying notes to condensed consolidated interim financial statements.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

1.	Nature of operations and going concern

Quaterra Resources Inc. (“Quaterra” or the “Company”) is engaged in the exploration and development of its copper properties in Nevada, United States of America. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange and the OTCQX. The head office and principal address of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered and records office is 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to obtain the necessary funding to complete its exploration and development of its mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue (other than the potential sale of assets), and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests, which cash requirements management believes adequate for the next few years.

The Company incurred a net loss of $52,351 for the three months ended March 31, 2015 (March 31, 2014 – $402,888). As at March 31, 2015, the Company had an accumulated deficit of $81,278,220 (December 31, 2014 – $81,225,869) with a working capital surplus of $2,900,848 (December 31, 2014 – $3,234,406).

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Management believes the Company has sufficient funding available to it for the next twelve months.

2.	Basis of presentation and consolidation

These condensed interim financial statements were prepared in accordance with International Accounting Standards 34: Interim Financial Reporting on a historical cost basis using the accrual basis of accounting, except for cash flow information and certain financial assets and financial liabilities recorded at fair value, and include the financial statements of the Company and the entities controlled (directly or indirectly) by the Company including Quaterra Alaska Inc. and Singatse Peak Services LLC – incorporated in the United States of America, Minera Agua Tierra S.A. de C.V., Minera Stockwork de Plata S.A de C.V. and indirectly 50% of Minera Cerro Gregorio – all incorporated pursuant to the laws of Mexico, and Quaterra International Limited – incorporated pursuant to the laws in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

The Company’s functional and presentation currency is the United States dollar unless otherwise referenced.

These condensed interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2014.

These condensed consolidated interim financial statements were approved by the board of directors for issue on May 28, 2015.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

3.	Changes to accounting policies

The significant accounting policies used in preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2014 except for the change in functional currency which is described below. Adoptions of new standards and amendments to existing standards have had no effect on the Company’s financial position or financial performance.

Change in functional and reporting currency

Effective January 1, 2015, the Company changed its reporting currency and functional currency from the Canadian dollar (CND) to the United States dollar (USD). The adoption of the US dollar as the unit of measure of the Company’s operations reflects the Company’s operations in the United States with all contracts and receivables denominated in US dollars. The change in functional currency is required by International Accounting Standards.

Prior to January 1, 2105, the Company reported its annual and quarterly consolidated financial statements with notes in CND which also was used as the unit of measure of all foreign and Canadian operations. In making the change in reporting and functional currency, the Company follows the recommendations of the IAS 21 – “The Effects of changes in foreign exchange rates” which describes treatment to be adopted when changing functional currency.

In accordance with IAS 21, the effect of a change in functional currency is accounted for prospectively from December 31, 2014. An entity translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated at their historical cost.

The change in functional and reporting currency resulted in the following impact on the January 1, 2015, opening consolidated balance sheet (CDN$1.1608 to US$1):

	Reported at	Change in	Reported at
	December 31,	functional	January 1,
	2014 in CND	currency from	2015 in US $’s
	$’s	CDN to US $’s

Total assets	43,920,079	(6,082,931)	37,837,148

Total liabilities	2,333,156	(323,142)	2,010,014
Equity	$41,586,923	$(5,759,789)	$35,827,134

4.	Marketable securities

The fair value of marketable securities, determined by reference to closing quoted share prices at each reporting date, was as follows:

		March 31, 2015			December 31, 2014
	Number of		Accumulated	Carrying		Accumulated
	shares	Cost	unrealized losses	value	Cost	unrealized losses	Carrying value

Redtail	66,667	$33,483	$(33,483)	$-	$33,483	$(33,483)	$-

Auramex	100,000	34,460	(34,460)	-	34,460	(34,460)	-
		$67,943	$(67,943)	$-	$67,943	$(67,943)	$-

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

During the year ended December 31, 2014, management made the assessment that its investments in Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”) had experienced a prolonged decline in their fair values. Accordingly, an impairment of $3,589 was recognized in net loss. No activity was recognized in the three months ended March 31, 2015.

5.	Equipment

	Computer equipment	Field Equipment	Vehicles	Total
Cost
Balance, December 31, 2013	$127,529	$150,651	$423,248	$701,428
Balance, December 31, 2014	$127,529	$150,651	$343,555	$621,735

Balance, March 31, 2015	$127,529	$150,651	$343,555	$621,7345

Accumulated depreciation
Balance, December 31, 2013	125,823	117,957	328,101	571,881

Depreciation for the period	1,706	9,808	18,175	29,689

Disposal of fixed asset			(45,758)	(45,758)
Balance, December 31, 2014	$127,529	$127,765	$300,518	$555,812

Depreciation for the period	-	1,900	3,392	5,292

Balance, March 31, 2015	$127,529	$129,665	$303,910	$561,104
Carrying value

At December 31, 2014	$-	$22,886	$43,037	$65,923

At March 31, 2015	$-	$20,986	$39,645	$60,631

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

6.	Mineral properties

Total mineral property acquisition and exploration costs for the three months ended March 31, 2015 were as follows:

	United States					Mexico
	MacArthur	Yerington	Bear	Herbert	Other	Nieves	Total
Mineral Properties	Copper	Copper	Copper	Gold	Properties
Acquisition
Balance, December 31, 2014	$3,132,901	$3,361,701	$427,752	$141,313	$456,897	$634,181	$8,154,745
Additions	219,706	0	211,110	0	0	0	430,816
Recovery	-	-	-	-	-	-	-
Disposal	-	-	-	-	-	-	-
Impairments	-	-	-	-	-	-	-
Balance, March 31, 2015	3,352,607	3,361,701	638,862	141,313	456,897	634,181	8,585,561

Exploration
Balance, December 31, 2014	16,945,752	6,339,702	15,403	1,374,146	105,994	1,730,946	26,511,943
Geological	-	-	4,381	-	-	10,455	14,836
Geophysical	-	-	-	-	-	-	-
Geochemical	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-
Technical Studies	-	-	6,783	-	-	-	6,783
Other	-	-	-	-	-	-	-
Additions	-	-	11,164	-	-	10,455	21,619
Impairments							-
Balance, March 31, 2015	16,945,752	6,339,702	26,567	1,374,146	105,994	1,741,402	26,533,562

Recovery from sales of properties	(1,708,024)	(617,288)	(45,054)	-	-		(2,370,366)

Total acquisition and exploration Balance, March 31, 2015	$18,590,335	$9,084,115	$620,375	$1,515,459	$562,891	$2,375,582	$32,748,757
Total acquisition and exploration Balance, December 31, 2014	$18,370,629	$9,084,115	$398,100	$1,515,459	$562,891	$2,365,128	$32,296,322

The Company is in the business of exploring and developing its copper assets in the State of Nevada. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market, the continuing participation of its exploration partners and sale of non-Yerington assets.

On June 16, 2014, the Company entered into a membership interest option agreement (the “Agreement”) with Freeport-McMoRan Nevada LLC ("Freeport Nevada") which sets out terms for exploration of the Company’s copper properties in and around Yerington, Nevada. These include MacArthur (Note 6.a), Yerington (Note 6.b), Bear (Note 6.c) and Wassuk (Note 6.d). By August 11, 2014, the Company had transferred all its Yerington copper properties (i.e. MacArthur, Yerington, Bear and Wassuk) to its wholly-owned subsidiary Singatse Peak Services LLC (“SPS”). Since June 2014, the Company received $2,500,000 from Freeport Nevada in accordance with the Agreement. The terms of the Agreement were announced in a press release on June 16, 2014, a copy of which is available on SEDAR at www.sedar.com

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

Under the Agreement, after conducting additional due diligence on SPS over the next year, Freeport Nevada has the right to earn an initial 55% interest in SPS by making option payments which SPS intends to use to complete three staged investigation and work programs totaling $38,600,000 in project funding. During these stages, Freeport Nevada will make option payments for SPS to use for for property maintenance, general adminstration (“G&A”) expenses, environmental compliance and, in later stages exploration. Freeport can earn a further 20% interest in SPS (increasing its holding to 75%) by electing to spend a further $100 million, or by funding SPS to complete a feasibility study, whichever comes first.

In the first 12-month stage of the Option Agreement (“Stage I”), Freeport Nevada made option payments to SPS of $2,500,000 which SPS has used for due diligence of land, water and mineral rights, and land maintenance, environmental compliance and G&A expenses. Freeport Nevada can terminate the agreement within the first stage of the Option Agreement at its discretion, with the $2,500,000 being a firm commitment. Freeport Nevada can extend stage one of the Option Agreement for up to a further twelve months upon payment of an extension fee of $400,000 and commitment of $1,250,000 for each six month extension.

In order for the second stage of the Agreement (“Stage 2”) to commence, Freeport Nevada must commit to option payments of $6,100,000 over the ensuing post-Stage 1 12-month period which SPS intends to use for property maintenance costs, G&A expenses, environmental compliance and exploration of the property. During the 24-month third stage of the Agreement (“Stage 3”), Freeport Nevada may make option payments of up to $30,000,000 that will used by SPS for exploration of the property, property maintenance costs, G&A expenses, and environmental compliance. If Freeport Nevada completes the Stage 3 funding it will have invested approximately $39,000,000 in the Yerington Project and will have earned the right to own a 55% interest in SPS.

If Freeport Nevada chooses to proceed beyond Stage 3, it can elect to fund a further $100,000,000, or fund the costs of completion of a feasibility study, to earn an additional 20% interest for a total 75% interest in SPS (the Additional Sole Funding). Alternatively, Freeport Nevada can choose to fund with Quaterra, proportional to their 55% and 45% working interests. If Freeport completes the Additional Sole Funding, Quaterra may elect to fund 25% of project expenditures or transfer an additional 5% interest to Freeport in return for Freeport Nevada carrying the first $50,000,000 of Quaterra’s proportionate share of funding which is repayable from 90% of Quaterra’s project proceeds.

At any time when the parties are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% net smelter royalty (“NSR”) royalty. After a production decision, a non-funding party will dilute to a 1% NSR royalty.

a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company elected to acquire the property by making staged payments totaling $2,207,000. As of March 31, 2015, all payments have been made and the property is 100% owned by the Company.

The property is subject to a 2% NSR which may be reduced to a 1% NSR royalty in consideration for a $1,000,000 payment.

b)	Yerington Property, Nevada

On April 27, 2011, the Company completed the acquisition of the Yerington property after more than three years of legal and environmental due diligence. The purchase price was $500,000 cash, 250,000 of the Company’s common shares and a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

The Yerington property is a historic mining site formerly owned and operated by the Anaconda Company, Atlantic Richfield Company (“ARC”) and Arimetco. The property has a history of environmental releases, which are outlined in an environmental site assessment undertaken for the Company by the Chambers Group and subsequently updated by SRK Consulting. The Yerington mine site is a Comprehensive Environmental Response Compensation and Liability Act (“CERLA”) site, but has not been listed on the National Priorities List.

Prior to closing on the property, the Company obtained Bona Fide Prospective Purchaser (“BFPP”) Reasonable Steps letters from the US Environmental Protection Agency (“EPA”), the State of Nevada Department of Environmental Protection (“NDEP”) and the Bureau of Land Management (“BLM”). These letters define reasonable steps that the Company could take to retain its status as a BFPP.

During the year ended December 31, 2012, the Company entered into a voluntary settlement agreement (the “Settlement Agreement”) with the EPA to assist in upgrading the fluid management system (the “System”), which manages fluids from the former Arimetco operations at the property. Under the terms of the Agreement, the Company agreed to complete a study of the System in order to determine additional repairs or modifications that may be required and to work with the EPA to determine which, if any, of the conclusions of the study should be implemented. As part of the Settlement Agreement, the Company obtained a site-wide covenant not to sue from the EPA for existing environmental contamination related to historic mining operations at the site.

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. SPS incurred costs of $93,254 during the calendar year of 2014, which included the final payment to the EPA for the Work to Be Performed and Payment of Response Costs, as defined in the Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the Settlement Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the Settlement Agreement, except for those as a landowner and as a BFPP.

c)	Bear Copper Deposit, Nevada

In December 2013, the Company announced that it had entered into four option agreements completed throughout 2013, covering 1,305 acres of private land north and east of the Yerington mine site, known as the Bear Deposit.

The Bear Deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated in the 1960s and 1970s. Currently the deposit is open in several directions and has never been consolidated under a single owner. A part of the Company’s recently acquired acreage was not previously accessible for exploration and is adjacent to the highest grade mineralization discovered during previous exploration of the area.

Under the terms of the four option agreements, the Company (through its wholly owned subsidiary, SPS) has an exclusive right to explore these parcels and has an option to purchase surface water rights and supplemental storage water rights.

Pursuant to the four option agreements, the Company is required to make payments totaling $3,040,548 in order to maintain the exclusive right to purchase the land and certain water rights and to conduct mineral exploration on these properties. Payments due under the four option agreements by year are as follows:

(i)	$329,258 due in 2013 (paid)
(ii)	$341,258 due in 2014 (paid)
(iii)	$288,258 due in 2015 ($188,258 paid as of March 31, 2015, the remaining $100,000 is due in November 2015) and
(iv)	$2,081,774 from 2016 to 2022.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

d)	Wassuk Copper Project, Nevada

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for $1.61 million plus a work commitment of $300,000. On May 12, 2014, the agreement was amended to reflect a change in the anniversary date to August 1 as follows:

(i)	$140,000 on or before May 26, 2011 (paid)
(ii)	$130,000 on or before May 26, 2012 (paid)
(iii)	$120,000 on or before August 23, 2013 (paid)
(iv)	$80,000 on or before each of August 1, 2014 (paid) and August 1, 2015
(v)	$200,000 on or before each of August 1, 2016, 2017 and 2018, and
(vi)	$230,000 each on or before August 1, 2019 and August 1, 2020.

The Company is required to incur a total of $300,000 exploration work on or before August 1, 2016, and any difference between the actual expenditures and $300,000 is required to be paid in the event that less than $300,000 is so incurred.

The project is subject to a 3% NSR royalty upon commencing commercial production of which can be reduced to a 1% NSR royalty in consideration for a $1,500,000 payment.

e)	Nieves Silver Concessions, Mexico

Prior to December 29, 2014, the Company owned equal interest in the Nieves silver property located in northern Zacatecas, Mexico, with its US-based joint venture partner, Blackberry Ventures 1, LLC (“Blackberry”). All work plans were made in consultation with Blackberry, which contributed its share of ongoing exploration costs plus a 10% administration fee. During 2015, the Company covered certain costs related to geological personnel on the project which was billed to Blackberry.

The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time in consideration for $2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial underlying agreement, retained a 2% NSR royalty on certain core claims and 1% NSR royalty on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004, an AMR payment of $75,000 is due to the concession holders until the commencement of commercial production.

On December 29, 2014, the Company entered into an agreement whereby it would transfer its 50% ownership in the stock of the entity holding the Nieves project to Blackberry, for $4,000,000. Payments of $1,000,000 under the agreement are due on March 1, 2015, September 1, 2015, and March 1, 2016. At the time of each payment, the Company will transfer one quarter of its interest in Nieves to Blackberry (representing a 12.5% interest in the total project). On December 29, 2014, Blackberry made the initial $1,000,000 payment due under the agreement. Additionally, due to the prevalent market conditions from the transaction as indicators of impairment, the Company recorded a provision against the Nieves properties totalling $2,509,890. On March 1, 2015, the Company provided an extension to make the second $1,000,000 payment until April 2015 which was received on April 15, 2015. (See Note 16 (c) for Subsequent Events)

As at March 31, 2015, Blackberry owed $24,960 (December 31, 2014 – $25,273) for exploration expenditures incurred during the three months ended March 31, 2015, and paid by the Company since the acquisition by Blackberry on December 29, 2014.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

f)	Other

On October 3, 2014, the Company entered into an agreement with Freeport-McMoRan Mineral Properties to sell the Company’s remaining interest in three of its non-core assets, (i.e. SW Tintic Utah, Cave Peak Texas and Butte Valley) for $5,000,000. At time of closing, $1,000,000 was paid with further payments to be paid the first day of each quarter starting January 1, 2015, (through to October 1, 2016) in the amount of $500,000 each quarter. On January 6, 2015, the Company received the first installment of $500,000 due under the agreement. (See Note 16 (b) for Subsequent Events).

The Company continues to focus its efforts on the Yerington mining district and had no other expenditures on other properties for the three months ended March 31, 2015.

7.	Promissory notes

On July 2, 2014, the Company closed an 18-month non-brokered private placement of units for gross proceeds of $500,000. Each unit was priced at $1,000 and was comprised of one non-transferable convertible redeemable $1,000 principal amount promissory note (“Note”) and 11,442 non-transferable common share purchase warrants. The Company issued Notes aggregating $500,000 in principal and 5,721,000 warrants entitling the holder thereof to purchase up to 5,721,000 common shares of the Company at CDN$0.16 per share until January 2, 2016 (“Term”), subject to the Company's right to accelerate the expiry date in certain circumstances.

Each Note bears simple interest at a rate of 10% per annum in arrears payable to the extent accrued on the earlier of the due date, conversion or redemption of the note. Subject to provisions set forth in each Note, upon conversion or redemption, interest will be paid in the form of shares at the market price determined in accordance with the policies of the TSX Venture Exchange (the `TSX-V`).

At any time after the expiration of four months after July 2, 2014 (the "Closing Date"), the holder of a note may convert the principal amount of the note outstanding into shares in the ratio of CDN$0.095 of the principal amount of the Note converted during the first twelve months of the Term, or CDN$0.10 of the principal amount of the note converted during the last six months of the Term, to one share. Any interest payable will be converted into shares at the market price determined in accordance with the policies of the TSX-V. However, as to any Note, the Company reserves the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy any regulatory standard. In the event that, at any time after the expiration of four months after the Closing Date, the Company's common shares have achieved or exceeded a closing price of CDN$0.12 per share for a ten consecutive trading day period on the TSX-V, the principal amount of the notes outstanding will be automatically redeemed and converted into shares in the ratio of CDN$0.095 of the principal amount of the note redeemed during the first twelve months of the Term, or CDN$0.10 of the principal amount of the note redeemed during the last six months of the Term, for one share. Any interest payable will be converted into shares of the Company at the Market Price determined in accordance with the policies of the TSX-V. However, as to any note, the Company reserves the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy any regulatory standard.

At any time after the expiration of four months after the Closing Date, the Company may, prior to conversion, on thirty days’ notice in writing, redeem the principal amount of the notes outstanding by paying the holders, in cash, the principal amount of the Notes outstanding together with interest, in cash or, at the Company's option, in shares at the market price determined in accordance with the policies of the TSX-V, at the rate of 15% per annum calculated from the date of issue of the notes.

The Company evaluated the Notes payable and determined that the shares issuable pursuant to the conversion option were not determinable due to the fact that the Note is in USD and convert into a fixed CDN dollar price resulting in a variable number of shares that could be issued and, as such, constitute a derivative liability. Based on the Company’s valuation of the debt portion and the derivative component, the proceeds were allocated as $298,329 to the debt component and $201,671 to the derivative component of the instrument representing an effective interest rate of 35% to the debt component. The resulting discount to the debt component will be amortized and accreted back to the debt over the 1.5-year term. The fair value of the derivative liability component was valued on inception of the Note using Black-Scholes option model using the following assumptions: volatility of 173.5%, expected term of 1.5 years, discount rate of 1.1% and dividend yield of 0%.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

The derivative component was further revalued at March 31, 2015 resulting in an ending balance of $45,439. The derivative liability component was revalued using the following assumptions: volatility of 139.74%, expected term of 0.76 years, discount rate of 1.01% and dividend yield of 0%.

The resulting $425,946 of accreted accrued interest expense and convertible note payable was recorded as a liability on the balance sheet at March 31, 2015. The derivative liability balance is shown separate as a component of derivative liability (Note 8).

The face value of the convertible debt issued July 2, 2104, is $500,000.

8.	Derivative Liability

In accordance with the October 3, 2014, sale agreement entered into with Freeport-McMoRan during 2014, the Company issued 19,000,000 warrants to the purchaser, which warrants vest at the rate of 1,900,000 warrants per $500,000 payment made. The warrants carry an exercise price of $0.16 per warrant exercisable into one common share of the Company with expiration in October 2019. As these warrants, when issued, carried an exercise price denominated in a currency that was different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded in profit or loss.

The fair value of each warrant issued in 2014 was estimated to be $0.037 on the date issued and subsequently re-measured at March 31, 2015, to be $0.03 using the Black-Scholes option pricing model assuming an expected volatility of 174%, a risk-free interest rate of 1.13%, a dividend yield of 0% and an expected term of 4.51 years for a total value of $518,512.

During the year ended December 31, 2013, the Company issued 29,810,000 share purchase warrants as part of a private placement offering (December 31, 2012 – 6,541,571). As these warrants, when issued, had an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded in profit or loss.

During 2012, the Company issued 6,541,571 warrants which, when issued, had an exercise price denominated in a currency that is different from the Company’s functional currency. As of December 31, 2014, the warrants expired without being exercised and any remaining derivative liability was written off to profit and loss during the prior year.

The fair value of each warrant issued in 2013 was estimated to be $0.089 on the date issued and subsequently re-measured at March 31, 2015 to be $0.04 using the Black-Scholes option pricing model assuming an expected volatility of 140%, a risk-free interest rate of 1.13%, a dividend yield of 0% and an expected term of 1.50 years for a total value of $408,293.

The fair value of promissory notes issued in 2014 was estimated to be $0.05 on the date issued and subsequently re-measured at March 31, 2015, to be $0.01 using the Black-Scholes option pricing model assuming an expected volatility of 140%, a risk-free interest rate of 1.01%, a dividend yield of 0% and an expected term of 0.76 years for a total value of $45,439.

Option pricing models require the input of subjective assumptions including the expected price volatility, which was determined based on the historical volatility over the estimated life of the warrants. Changes in the assumptions can materially affect the fair value estimate. The following table sets out the changes in derivative liability warrants:

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

	Number of		Weighted Average
	Warrants	Fair value assigned	Exercise Price
At December 31, 2013	36,351,571	1,026,722	0.22
Issuance of promissory notes	-	185,328	0.00
Issuance of derivative warrants	19,000,000	677,727	0.16
Expiration of warrants	(6,541,571)		0.53
Change in fair value estimates	-	(597,124)	0.00
At December 31, 2014	48,810,000	$1,292,653	0.15
Change in fair value estimates	-	(320,409)	0.00
At March 31, 2015	48,810,000	$972,244	0.15

9.	Share capital

The Company has an unlimited number of common shares authorized without par value, of which 193,479,416 shares were issued and outstanding as of March 31, 2015.

10.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders of the Company annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s employment with the Company. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting period of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

On March 26, 2015, the Company granted 200,000 fully vested stock options to directors and officers (100,000 options), and consultants (100,000 options). Each option was fair valued at $0.04 using the Black- Scholes option pricing model assuming an expected volatility of 140%, a risk-free interest rate of 1.01%, a dividend yield of 0%, and an expected term of 5 years.

The following table presents changes in stock options outstanding and exercisable:

	March 31, 2015		December 31, 2014

	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	15,400,000	$0.44	16,310,000	$0.62
Granted	200,000	$0.04	3,880,000	$0.07
Expired	-	-	(4,790,000)	$(0.71)
Outstanding, end of period	15,600,000	$0.43	15,400,000	$0.43
Exercisable, end of period	15,300,000	$0.43	15,100,000	$0.44

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

The following table summarizes information about the stock options outstanding by expiry dates:

			Options Outstanding

Exercise price	Fair Value	Expire Date	March 31, 2015	December 31, 2014
$1.42	$ 0.67	April 1, 2015	100,000	100,000
$1.39	$ 0.77	April 22, 2015	200,000	200,000
$1.02	$ 0.59	August 9, 2015	1,405,000	1,405,000
$1.22	$ 0.71	October 6, 2015	65,000	65,000
$1.19	$ 0.71	November 3, 2015	100,000	100,000
$0.47	$ 0.09	December 31, 2015	400,000	400,000
$1.26	$ 0.76	March 24, 2016	200,000	200,000
$0.99	$ 0.58	August 9, 2016	2,370,000	2,370,000
$0.71	$ 0.40	October 24, 2016	300,000	300,000
$0.39	$ 0.25	March 27, 2017	100,000	100,000
$0.36	$ 0.22	June 28, 2017	2,520,000	2,520,000
$0.13	$ 0.09	September 19, 2018	3,810,000	3,810,000
$0.08	$ 0.05	June 25, 2019	2,830,000	2,830,000
$0.04	$ 0.03	December 31, 2019	1,000,000	1,000,000
$0.04	$ 0.03	March 26, 2020	200,000	-
	Total stock options outstanding		15,600,000	15,400,000

The weighted average remaining contractual life for options outstanding and exercisable at March 31, 2015, was 2.67 and 2.65 years (December 31, 2014 – 2.89 and 2.87 years), respectively.

Share-based payments expense of $9,575 was recognized in the three months ended March 31, 2015, allocated as to directors and officers ($6,009), and consultants ($3,566).

Volatility was determined based on the historical volatility over the estimated lives of the options.

b)	Share purchase warrants

The following table presents changes in warrants outstanding:

	March 31, 2015		December 31, 2014

	Number of	Weighted Average		Weighted Average
	Warrants	Exercise Price	Number of Warrants	Exercise Price
Outstanding, beginning of year	54,531,000	$0.14	36,351,571	$0.18
Issued	-	-	24,721,000	$0.14
Expired	-	-	(6,541,571)	$0.49
Outstanding, end of year	54,531,000	$0.14	54,531,000	$0.14

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

The following table summarizes information about the warrants outstanding by expiry dates:

		Number of Warrants
Expiry date	Exercise price	March 31, 2015	December 31, 2014
September 13, 2016	US$ 0.15	29,810,000	29,810,000
January 2, 2016	CA$ 0.16	5,721,000	5,721,000
October 3, 2019	US$ 0.16	19,000,000	19,000,000
		54,531,000	54,531,000

11.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,215,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits.

Compensation awarded to key management was as follows:

	Three months Ended March 31,
	2015	2014
Salaries and employee benefits	$142,214	$181,217
Directors' fees	-	-
Share-based payments	6,009	6,109
	$148,223	$187,326

Staff reductions taken at the end of December 2014 relate to a decrease in salaries and benefits for the three months ended March 31, 2015.

As per a board resolution in May 2013, until further notice, directors’ fees continued to be suspended and no longer accrued.

12.	Related party transactions

The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Three months ended March 31,
	2015	2014
Manex Resources Group (a)	$33,411	$61,402
Lawrence Page Q.C. Law Corp. (b)	-	-
	$33,411	$61,402

a)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary that provides general office and administrative services. As of March 31, 2015, $nil (December 31, 2014 – $2,839) was owing due to related parties.

b)

Lawrence Page, Q.C. Law Corp. is a company owned by the Company’s Corporate Secretary that provides legal services. As of March 31, 2015, $nil (December 31, 2014 – $nil) was owing due to related parties.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

13.	Financial instruments

a)	The Company designates the fair value of financial instruments according to the following:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed in the MD&A.

The Company has classified its financial instruments as follows:

Cash – as held for trading
Restricted cash, amounts due from exploration partners and reclamation bonds – as loans and receivables
Marketable securities – available for sale
Accounts payable and loan payable – other financial liabilities

b)	Fair value

The Company’s marketable securities measured at fair value were categorized in Level 1 at March 31, 2015 – $nil (December 31, 2043 – $nil). The fair value of the Company’s marketable securities is based on active market prices at the reporting date.

The derivative liability is measured at fair value and categorized in Level 2 at March 31, 2015 – $972,244 (December 31, 2014 – $1,292,652). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in Note 8, as determined at the reporting date.

The recorded amount for cash, restricted cash, amount due from exploration partners, amounts due from and to related parties, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

14.	Commitments

a)

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of CDN$15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013, March 1, 2014, and January 1, 2015, to reduce the fee for services to a monthly rate of CDN$5,000 with the monthly office lease remaining at CDN$8,000. The Company may terminate the services portion of the agreement upon 30 days’ notice without penalty, and the office lease portion of the agreement by paying Manex the lesser of CDN$96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017).

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015 and 2014
(Unaudited - Expressed in US dollars)

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the city of Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years. The lease is currently extended to June 30, 2015 February 28, 2015 at $3,400 per month.

c)	As of March 31, 2015, the Company had the following commitments related to its office premises in Vancouver, British Columbia and Yerington, Nevada:

Nine months ended December 31, 2015	$85,992
Twelve months ended December 31, 2016	75,792
Eight months ended August 31, 2017	50,528
$212,312

15.	Segmented information:

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	March 31, 2015	December 31, 2014

	Mineral property	Mineral property
Mexico	$2,375,582	$2,365,127
USA	30,373,175	29,931,195
Total	$32,748,757	$32,296,322

16.	Subsequent events

	a)	On April 1, 2015, 100,000 stock options expired unexercised at a weighted average exercise price of CDN$1.80.
	b)	On April 5, 2015, the Company received $500,000 in accordance with the terms of the October 3, 2014, sale of certain properties to Freeport-McMoRan Mineral Properties.
	c)	On April 15, 2015, the company received the second $1,000,000 tranche in accordance with the terms of the December 29, 2014, sale of the Company’s Nieves interests to Blackberry Ventures I, LLC.
	d)	On April 22, 2015, 200,000 stock options expired unexercised at a weighted average exercise price of CDN$1.76.